January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald (Ron) Alper

Re:	Empowerment & Inclusion Capital I Corp.
Registration Statement on Form S-1
Filed December 22, 2020
File No. 333-25161

Dear Mr. Alper:

On behalf of our client, Empowerment & Inclusion Capital I Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 31, 2020, relating to the Company’s Registration Statement on Form S-1 (File No. 333-25161) filed with the Commission on December 22, 2020 (the “Registration Statement”).

The Company has filed via EDGAR its Amendment No. 1 to its Registration Statement (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain other updated information.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Registration Statement on Form S-1 filed December 22, 2020

General

1.

We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. Please also revise the risk factors section consistent with Item 105(a), including applicable headings.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 15-17 of the Form S-1 to include a risk factor summary and revised its disclosures in the risk factors section to be consistent with Item 105(a), including applicable headings on pages 42, 59, 63 and 74 of the Form S-1.

January 4, 2021

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Rupa Briggs at (212) 819-7621 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Harold Ford, Jr., Empowerment & Inclusion Capital I Corp.
Virginia Henkels, Empowerment & Inclusion Capital I Corp.